BNP PARIBAS	IAMGOLD CORPORATION
CORPORATE & INSTITUTIONAL BANKING	401 BAY ST SUITE 3200
ITO-Fixed Income-BO-FXMM-NYK	M5H 2Y4 TORONTO
1981 McGill College Avenue,	Fax: 416 360 4750
Montreal QC, H3A 2W8	Email: REDACTED
Canada
Tel : 866 396 2663
Fax: 201 850 4044
Email : REDACTED

BULLION TRADE CONFIRMATION
Date:	06-Apr-2021
From:	BNP PARIBAS
To:	IAMGOLD CORPORATION (Counterparty)
Reference Number:	REDACTED
UTI:	REDACTED
Swap Data Repository : DTCC
Status:	AMEND CONFIRMATION

Dear Sir, Madam,

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Counterparty and BNP Paribas on the Trade Date (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2005 ISDA Commodity Definitions (the "Commodity Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated by reference into this Confirmation. In the event of any inconsistency between the Commodity Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms a part of, and is subject to, the amended ISDA Master Agreement dated as of February 22nd, 2019 between Counterparty and BNP Paribas, including the Schedule thereto (as amended from time to time, the "Master Agreement"). All provisions contained in the Master Agreement govern this Confirmation except as expressly modified below.

1. The terms of the particular Transaction to which this Confirmation relates are as follows:

Trade Date:	06 April 2021

Purchaser of Bullion:	BNP PARIBAS (LONDON)

Seller of Bullion:	IAMGOLD CORPORATION (TORONTO)

Bullion:	Gold produced by IAMGOLD Corporation or its affiliated mine sites, provided always that such gold complies with the Good Delivery Rules of the LBMA

Delivery Schedule:	As per Appendix 1

Prepayment:

BNP PARIBAS shall pay each Prepayment Amount to IAMGOLD CORPORATION on each Prepayment Date as per the Prepayment Schedule. Each Prepayment Datei means the Prepayment Date for the row of the table in Appendix 1 specifying a given value of i.

Total Prepayment Amount:	USD 40,331,130.00

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BNP Paribas London Branch 10 Harewood Avenue, London NW1 6AA; tel: +44 20 7595 2000; fax: +44 20 7595 2555- www.bnpparibas.com. Incorporated in France with Limited Liability. Registered Office: 16 boulevard des Italiens, 75009 Paris,

France. 662 042 449 RCS Paris.

BNP Paribas is authorised and regulated by the European Central Bank and the Autorité de contrôle prudentiel et de resolution. Deemed Authorised by the Prudential Regulation Authority and with deemed variation of permission. Subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details of the Temporary Permissions Regime, which allows EEA-based firms to operate in the UK for a limited period while seeking full authorisation, are available on the Financial Conduct Authority's website.

BNP Paribas London Branch is registered in the UK under number FC13447. UK establishment number: BR000170. UK establishment office address: 10 Harewood Avenue, London NW1 6AA.

Prepayment Schedule:

Prepayment Date	Prepayment Amount
25-Jan-2022	USD 3,361,042.00
25-Feb-2022	USD 3,361,403.00
24-Mar-2022	USD 3,361,042.00
25-Apr-2022	USD 3,360,682.00
25-May-2022	USD 3,360,682.00
23-Jun-2022	USD 3,361,042.00
25-Jul-2022	USD 3,360,682.00
25-Aug-2022	USD 3,361,042.00
23-Sep-2022	USD 3,359,961.00
25-Oct-2022	USD 3,360,682.00
25-Nov-2022	USD 3,361,403.00
23-Dec-2022	USD 3,361,467.00

For information, the Prepayment Amounts are calculated using a forward rate of USD 1,750.00/Oz of Gold.

Delivery of Bullion:

On each Bullion Transaction Settlement Date, IAMGOLD CORPORATION shall deliver to BNP Paribas the Number of Ounces specified in Appendix 1 in respect of such Bullion Transaction Settlement Date of Bullion (as defined above) provided that if any such Bullion Transaction Settlement Date is not a Bullion Business Day, then that Bullion Transaction Settlement Date shall be the first following Bullion Business Day.

It is a condition precedent to the delivery obligations of IAMGOLD CORPORATION on each Bullion Transaction Settlement Date[i] that the relevant Prepayment Amount has been paid by BNP Paribas on or, if later, in respect of, Prepayment Datei. Each such condition precedent is a condition precedent for the purposes of Section 2(a)(iii) of the Agreement; and after it has been satisfied, the condition precedent contained at Section 2(a)(iii)(1) of the Agreement shall no longer apply in respect of the delivery obligations of IAMGOLD CORPORATION on Bullion Transaction Settlement Datei

Bullion Transaction:	Each Bullion Transaction Settlement Date[i] means the Bullion Transaction Settlement Date for the row of the table in Appendix 1 specifying a given value of i.

Settlement:	Settlement by Delivery of Bullion

Business Days:	London, New York, Paris

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BNP Paribas London Branch 10 Harewood Avenue, London NW1 6AA; tel: +44 20 7595 2000; fax: +44 20 7595 2555- www.bnpparibas.com. Incorporated in France with Limited Liability. Registered Office: 16 boulevard des Italiens, 75009 Paris,

France. 662 042 449 RCS Paris.

BNP Paribas is authorised and regulated by the European Central Bank and the Autorité de contrôle prudentiel et de resolution. Deemed Authorised by the Prudential Regulation Authority and with deemed variation of permission. Subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details of the Temporary Permissions Regime, which allows EEA-based firms to operate in the UK for a limited period while seeking full authorisation, are available on the Financial Conduct Authority's website.

BNP Paribas London Branch is registered in the UK under number FC13447. UK establishment number: BR000170. UK establishment office address: 10 Harewood Avenue, London NW1 6AA.

Provisions Relating to Settlement by Delivery:

Delivery Location:	London

Consequences of Bullion	Negotiation
Settlement Disruption Events:
Calculation Agent:	BNP PARIBAS

2. Representations and Acknowledgements
None

3. Account details:

Bullion payments to BNP PARIBAS:	USD payments to IAMGOLD CORPORATION:

No Intermediary	Account for payments:

Correspondent:	IAMGOLD Corp USD SSI
REDACTED
REDACTED
Beneficiary :
REDACTED
REDACTED

4. Representations:

Each party represents to the other party that:

(a) Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction; it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction. It has not received from the other party any assurance or guarantee as to the expected results of this Transaction.

(b) Evaluation and Understanding. It is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Transaction. It is also capable of assuming, and assumes, the financial and other risks of this Transaction.

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BNP Paribas London Branch 10 Harewood Avenue, London NW1 6AA; tel: +44 20 7595 2000; fax: +44 20 7595 2555- www.bnpparibas.com. Incorporated in France with Limited Liability. Registered Office: 16 boulevard des Italiens, 75009 Paris,

France. 662 042 449 RCS Paris.

BNP Paribas is authorised and regulated by the European Central Bank and the Autorité de contrôle prudentiel et de resolution. Deemed Authorised by the Prudential Regulation Authority and with deemed variation of permission. Subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details of the Temporary Permissions Regime, which allows EEA-based firms to operate in the UK for a limited period while seeking full authorisation, are available on the Financial Conduct Authority's website.

BNP Paribas London Branch is registered in the UK under number FC13447. UK establishment number: BR000170. UK establishment office address: 10 Harewood Avenue, London NW1 6AA.

(c) Status of Parties. The other party is not acting as a fiduciary or an advisor for it in respect of this Transaction

Eligible Contract Participant: Counterparty represents and warrants that is an "eligible contract participant" within the meaning of Section 1(a)(18) of the Commodity Exchange Act, as amended, and applicable regulations thereunder.

BNP Paribas Confirmation of Lender Status: BNP Paribas represents and warrants that it is on the date of this Confirmation, a "Lender" under the IAMGOLD Amended and restated Credit Agreement dated as of December 14, 2017, as amended ("Credit Agreement").

Prepaid Metals Transaction: Counterparty represents and warrants that the total number of Ounces deliverable under this Transaction as per Appendix 1 together with the Other Deliverable Ounces does not exceed and at no point up to the last Bullion Transaction Settlement Date shall it exceed, 225,000 Ounces, being the maximum number of Ounces as per Section 1.1(97) of the Credit Agreement that are deliverable under Prepaid Metals Transactions that are "Other Secured Obligations" or as per Section 1.1(104) of the Credit Agreement, secured by "Permitted Liens".

For these purposes: "Other Deliverable Ounces" means the number of Ounces deliverable under all Prepaid Metals Transactions except for this Transaction which are, at any time at or following the Trade Date, either "Other Secured Obligations" or secured by "Permitted Liens"

5. Variation of Termination Rights

This Transaction is designated as a "Prepaid Metals Transaction" for the purposes of Part 1(g) of the Schedule to the Agreement and as a Prepaid Metals Transaction that is an "Other Secured Obligation" for the purposes of the Credit Agreement.

If (1) either (X) all amounts outstanding under the Credit Agreement have been repaid or refinanced or the Credit Agreement has expired or been terminated or cancelled or (Y) at any time that BNP Paribas continues to be a "Lender" as defined under the Credit Agreement, this Transaction (or portion hereof) ceases to be an "Other Secured Obligation" under the Credit Agreement that is guaranteed by the Material Subsidiaries and secured and ranking pari passu (as to security on enforcement and as to current payment) with other Obligations under the Credit Agreement; and (2) Counterparty fails to provide alternative, satisfactory security to BNP Paribas in the form of a credit support annex with cash collateral, executed within 5 Business Days of the first to occur of the events listed under (X) and (Y) above, to secure the obligations of Counterparty in respect of this Transaction, then an Additional Termination Event shall occur in respect of which this Transaction (or the relevant portion hereof) is the sole Affected Transaction and Counterparty is the Affected Party. This right of Party B to cure the events listed in (X) and (Y) above by executing a credit support annex within 5 Business Days shall not limit or interfere with any other termination rights BNP Paribas may have at any time under this Agreement.

The parties agree that, for the purposes of this Transaction only, the following amendments to the Master Agreement shall be applicable:

(i) Part 4(f) of the Schedule to the Master Agreement is hereby amended by adding at the end of the final sentence thereof the following: "provided, however, that for so long as the Credit Agreement is outstanding, there shall be no Credit Support Documents in respect of Party B."; and

(ii) Part 4(g) of the Schedule to the Master Agreement is hereby amended by adding at the end of the final sentence thereof the following: "provided, however, that for so long as the Credit Agreement is outstanding, there shall be no Credit Support Providers in respect of Party B."

Accordingly, to the extent BNP Paribas designates an Early Termination Date

(1) under Section 5(a)(iii) (Credit Support Default) of the Master Agreement at a time that the Credit Agreement is outstanding or

(2) in respect of any Event of Default or Termination Event that occurs in respect of a Credit Support Provider of Party B (including any action, default, event or state of affairs by or in respect of a Credit Support Provider of Party B) at a time that the Credit Agreement is outstanding, such designation of an Early Termination Date shall not apply in respect of this Transaction, and notwithstanding the exercise by BNP Paribas of its termination rights under Section 6 of the Master Agreement, this Transaction shall not be accounted for in determining the related Close-out Amount payable in respect of such termination, and this Transaction shall continue to remain outstanding and in force under the Agreement following such termination, provided, however, that nothing included herein shall limit BNP Paribas' right to declare an Early Termination Date in respect of all Transactions under the Master Agreement following any other event under Section 5(a) which is not referred to above, where BNP Paribas is the Non-defaulting Party.

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BNP Paribas London Branch 10 Harewood Avenue, London NW1 6AA; tel: +44 20 7595 2000; fax: +44 20 7595 2555- www.bnpparibas.com. Incorporated in France with Limited Liability. Registered Office: 16 boulevard des Italiens, 75009 Paris,

France. 662 042 449 RCS Paris.

BNP Paribas is authorised and regulated by the European Central Bank and the Autorité de contrôle prudentiel et de resolution. Deemed Authorised by the Prudential Regulation Authority and with deemed variation of permission. Subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details of the Temporary Permissions Regime, which allows EEA-based firms to operate in the UK for a limited period while seeking full authorisation, are available on the Financial Conduct Authority's website.

BNP Paribas London Branch is registered in the UK under number FC13447. UK establishment number: BR000170. UK establishment office address: 10 Harewood Avenue, London NW1 6AA.

In the event Party A assigns, novates or transfers this Transaction or any part hereof to an assignee, novatee or transferee (a "Novatee"), the Novatee shall be deemed to have expressly agreed that this Section 6 (Variation of Termination Rights) of this Confirmation shall also apply, mutatis mutandis, in respect of any ISDA Master Agreement in force between the Novatee and Party B (the "Novatee's Master Agreement") and accordingly the Novatee's Master Agreement shall be subject to the same amendments, mutatis mutandis, as set out in Section 2(a) of this Confirmation.

* * *

Unless specified herein, information about the time of dealing and the amount or basis of any charges shared with any third party in connection with this Transaction will be made available upon request.

Accepted and confirmed as of the date first written:

BNP PARIBAS

(signed) "Adrien De Lima"	(signed) "Corneliu Zacon"

By:	By:
Name: Adrien DE LIMA	Name: Mr.Corneliu ZACON
Title: Head of Global Market Documentation	Title: Head of Global Market Documentation

IAMGOLD CORPORATION

(signed) "Jeff Cheah"		(signed) "Daniella Dimitrov"
By:		By:
Name:	Jeff Cheah	Name:
Daniella Dimitrov
Title:	Treasury	Title:	EVP & Chief Financial Officer

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BNP Paribas London Branch 10 Harewood Avenue, London NW1 6AA; tel: +44 20 7595 2000; fax: +44 20 7595 2555- www.bnpparibas.com. Incorporated in France with Limited Liability. Registered Office: 16 boulevard des Italiens, 75009 Paris,

France. 662 042 449 RCS Paris.

BNP Paribas is authorised and regulated by the European Central Bank and the Autorité de contrôle prudentiel et de resolution. Deemed Authorised by the Prudential Regulation Authority and with deemed variation of permission. Subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details of the Temporary Permissions Regime, which allows EEA-based firms to operate in the UK for a limited period while seeking full authorisation, are available on the Financial Conduct Authority's website.

BNP Paribas London Branch is registered in the UK under number FC13447. UK establishment number: BR000170. UK establishment office address: 10 Harewood Avenue, London NW1 6AA.

APPENDIX 1

i	Prepayment Date	Bullion Transaction Settlement Date	No of Ounces (Ozs)
1	25-Jan-2022	23-Jan-2024	2,083.33
2	25-Feb-2022	22-Feb-2024	2,083.33
3	24-Mar-2022	21-Mar-2024	2,083.33
4	25-Apr-2022	23-Apr-2024	2,083.33
5	25-May-2022	23-May-2024	2,083.33
6	23-Jun-2022	20-Jun-2024	2,083.33
7	25-Jul-2022	23-Jul-2024	2,083.33
8	25-Aug-2022	22-Aug-2024	2,083.33
9	23-Sep-2022	23-Sep-2024	2,083.33
10	25-Oct-2022	23-Oct-2024	2,083.33
11	25-Nov-2022	21-Nov-2024	2,083.33
12	23-Dec-2022	19-Dec-2024	2,083.37

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BNP Paribas London Branch 10 Harewood Avenue, London NW1 6AA; tel: +44 20 7595 2000; fax: +44 20 7595 2555- www.bnpparibas.com. Incorporated in France with Limited Liability. Registered Office: 16 boulevard des Italiens, 75009 Paris,

France. 662 042 449 RCS Paris.

BNP Paribas is authorised and regulated by the European Central Bank and the Autorité de contrôle prudentiel et de resolution. Deemed Authorised by the Prudential Regulation Authority and with deemed variation of permission. Subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details of the Temporary Permissions Regime, which allows EEA-based firms to operate in the UK for a limited period while seeking full authorisation, are available on the Financial Conduct Authority's website.

BNP Paribas London Branch is registered in the UK under number FC13447. UK establishment number: BR000170. UK establishment office address: 10 Harewood Avenue, London NW1 6AA.